International Surf Resorts, Inc.
107 Country Coach Drive, Suite 705
Henderson, Nevada 89002
Telephone (888) 689-0930
July 29, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-3010

Attn: Sonia G. Barros

Re:              International Surf Resorts, Inc.
Post-Effective Amendment No. 1 to
Form SB-2 on Form S-1
Filed July 14, 2010
File No. 333-146182

Dear Ms. Barros:

On behalf of International Surf Resorts, Inc. (the “Company”), and in regard to your letter dated July 26, 2010, regarding the Company’s Post-Effective Amendment No. 1 to Form SB-2 on Form S-1 (“Post-Effective Amendment”) filed July 14, 2010 with the Securities and Exchange Commission (“Commission”), the Company has keyed the following response to the comments and requests for information specified in your letter.

General

1. We note that your original registration statement was declared effective October 4, 2007 and included your audited financial statements for the year ended December 31, 2006. In that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933.  It appears that your first Section 10(a)(3) update was required by July 4, 2008. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933.

Response:

The following is a legal analysis of the Company’s compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933 (the “Securities Act”).

Ms. Sonia G. Barros
Securities and Exchange Commission

Section 5 of the Securities Act provides:

“a.	Sale or delivery after sale of unregistered securities

Unless a registration statement is in effect as to a security, it shall be unlawful for any person, directly or indirectly--

1.	to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to sell such security through the use or medium of any prospectus or otherwise; or

2.	to carry or cause to be carried through the mails or in interstate commerce, by any means or instruments of transportation, any such security for the purpose of sale or for delivery after sale.

b.	Necessity of prospectus meeting requirements of section 10

It shall be unlawful for any person, directly or indirectly--

1.
to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to carry or transmit any prospectus relating to any security with respect to which a registration statement has been filed under this title, unless such prospectus meets the requirements of section 10; or

2.
to carry or cause to be carried through the mails or in interstate commerce any such security for the purpose of sale or for delivery after sale, unless accompanied or preceded by a prospectus that meets the requirements of subsection (a) of section 10.

c.	Necessity of filing registration statement

It shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer to sell or offer to buy through the use or medium of any prospectus or otherwise any security, unless a registration statement has been filed as to such security, or while the registration statement is the subject of a refusal order or stop order or (prior to the effective date of the registration statement) any public proceeding or examination under section 8.”

Ms. Sonia G. Barros
Securities and Exchange Commission

On or after July 4, 2008, none of the selling shareholders have sold any shares of the Company’s common stock pursuant to the original registration statement that was declared effective by the Commission on October 4, 2007. Therefore, as no sales have been made by any of the selling shareholders on or after July 4, 2008, the Company believes it is in compliance with Section 5 of the Securities Act.

Section 10(a)(3) of the Securities Act provides:

“notwithstanding the provisions of paragraphs (1) and (2) of this subsection (a) when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use, so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense.”

As discussed above, no sales have been made by any of the selling shareholders on or after July 4, 2008, and none of the selling shareholders have used the original prospectus after that date. The Company filed the Post-Effective Amendment to update the prospectus to include the audited financial statements for the year ended December 31, 2009, and to update certain other information in the prospectus, all of which was undertaken to comply with the requirements of Section 10(a)(3) of the Securities Act.  Therefore, with this Post-Effective Amendment, the Company believes it is in compliance with Section 10(a)(3) of the Securities Act.

Moreover, the Company herewith acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this response letter adequately addresses the issue raised in your comment letter.  Thank you.

Sincerely,

International Surf Resorts, Inc.

By:          /s/ Eduardo Biancardi
Eduardo Biancardi
Its:           President